UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR	☐ Form C-SAR

For the Period Ended: March 31, 2011

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

PART I – REGISTRANT INFORMATION

Full Name of Registrant:	Composite Technology Corporation

Former Name if Applicable:	Not Applicable

Address of Principal Executive Office:	2026 McGaw Avenue

City, State, and Zip Code:	Irvine, CA 92614

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12(b)-25(b), the following should be completed.  (Check box if appropriate)

☒
(a) The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of the transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) the accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.

Composite Technology Corporation is unable to file its Quarterly Report on Form 10-Qfor the quarter ended March 31, 2011 within the prescribed time period because the Company’s auditors have not completed their review of the Company’s quarterly financial statements.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Domonic J. Carney
Chief Financial Officer
Composite Technology Corporation
(949) 428-8500

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed.  If the answer is no, identify the report(s):
☒ Yes     ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes     ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On an unaudited basis, for the three and six months ended March 31, respectively, consolidated revenues decreased by $2.9 million from $4.3 million in fiscal 2010 to $1.4 million in fiscal 2011, and decreased by $0.4 million from $7.0 million in fiscal 2010 to $6.6 million in fiscal 2011.  For the three and six months ended March 31, respectively, product margins decreased from $1.0 million or 23.8% of revenues in fiscal 2010 to $0.2 million or 15.4% of revenues in fiscal 2011, and increased from $1.2 million or 17.7% of revenues in fiscal 2010 to $1.6 million or 24.7% of revenues in fiscal 2011.  For the three and six months ended March 31, respectively, losses from continuing operations decreased $0.5 million to $5.1 million or $0.02 per share for fiscal 2011 as compared to $5.5 million or $0.02 per share in fiscal 2010, and decreased $2.4 million to $9.7 million or $0.03 per share for fiscal 2011 as compared to $12.0 million or $0.05 per share in fiscal 2010  For the three and six months ended March 31, respectively, consolidated net loss increased by $5.3 million from $3.2 million or $0.01 per share in fiscal 2010 to $8.6 million or $0.03 per share in fiscal 2011, and increased by $0.8 million from $10.9 million or $0.05 per share in fiscal 2010 to $11.8 million or $0.04 per share in fiscal 2011.  Consolidated cash balances were $9.5 million as of March 31, 2011, including $4.8 million of restricted cash as compared to $19.3 million, including $16.3 million of restricted cash at the end of fiscal 2010.

Composite Technology Corporation
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:           May 10, 2011
/s/ Domonic J. Carney
By: Domonic J. Carney
Chief Financial Officer